UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               YRC WORLDWIDE INC.
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                                (Name of Issuer)


                    Common Stock, Par Value $1.00 Per Share
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                        (Title of Class and Securities)


                                   985577105
              ----------------------------------------------------
                                 (CUSIP Number)

                                February 7, 2005
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

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CUSIP No. 985577105                        SCHEDULE 13G
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     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Ziff Asset Management, L.P.
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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
          (a) [ ]
          (b) [ ]
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     (3)  SEC USE ONLY

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     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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                                   (5)  SOLE VOTING POWER
NUMBER OF                               0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH                               -------------------------------------------
REPORTING                          (7)  SOLE DISPOSITIVE POWER
PERSON                                  0
WITH                               -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
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    (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
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   (10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
         Instructions)                                                 [ ]

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   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%
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   (12)   TYPE OF REPORTING PERSON (See Instructions)
          PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 985577105            SCHEDULE 13G
------------------------------------------------------------------------------

     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          PBK Holdings, Inc.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
          (a) [ ]
          (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
                                   (5)  SOLE VOTING POWER
NUMBER OF                               0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH                               -------------------------------------------
REPORTING                          (7)  SOLE DISPOSITIVE POWER
PERSON                                  0
WITH                               -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
------------------------------------------------------------------------------
   (10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
          Instructions)                                              [ ]

------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
          CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 985577105           SCHEDULE 13G
------------------------------------------------------------------------------

     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Philip B. Korsant
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
          (a) [ ]
          (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
------------------------------------------------------------------------------
                                   (5)  SOLE VOTING POWER
NUMBER OF                               0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH                               -------------------------------------------
REPORTING                          (7)  SOLE DISPOSITIVE POWER
PERSON                                  0
WITH                               -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
------------------------------------------------------------------------------
   (10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
          Instructions)                                         [ ]

------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
          IN
------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  YRC WORLDWIDE INC.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  10990 Roe Avenue
                  Overland Park, Kansas 66211


Item 2(a).        Name of Persons Filing:

                  This Schedule 13G is being filed on behalf of the following persons ("Reporting Persons")*:

                  (i)   Ziff Asset Management, L.P. ("ZAM")
                  (ii)  PBK Holdings, Inc. ("PBK Holdings")
                  (iii) Philip B. Korsant ("Korsant")

                  * Attached as Exhibit A is a copy of an agreement among the Reporting Persons stating (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.


Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Ziff Asset Management, L.P.
                  c/o PBK Holdings, Inc.
                  283 Greenwich Avenue
                  Greenwich, CT 06830

                  PBK Holdings, Inc.
                  283 Greenwich Avenue
                  Greenwich, CT 06830

                  Philip B. Korsant
                  283 Greenwich Avenue
                  Greenwich, CT 06830


Item 2(c).        Citizenship:

                  See Item 4 of the attached cover pages


Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $1.00 per share


Item 2(e).        CUSIP Number:

                  985577105

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

                  Item 3 is not applicable as this Schedule is filed pursuant to Rule 13d- 1(c)


Item 4.           Ownership.

                  (a) Amount Beneficially Owned: See Item 9 of the attached cover pages

                  (b) Percent of Class: See Item 11 of the attached cover pages

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:

                              See Item 5 of the attached cover pages

                        (ii)  Shared power to vote or to direct the vote:

                              See Item 6 of the attached cover pages

                        (iii) Sole power to dispose or to direct the
                              disposition of:

                              See Item 7 of the attached cover pages

                        (iv) Shared power to dispose or to direct the disposition of:

                              See Item 8 of the attached cover pages


Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  PBK Holdings, as the general partner of ZAM, and Korsant, as the sole shareholder of PBK Holdings, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer held in the name of ZAM.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

                  Item 7 is not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Item 8 is not applicable


Item 9.           Notice of Dissolution of Group

                  Item 9 is not applicable


Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2006


                                           ZIFF ASSET MANAGEMENT, L.P.

                                           By:  PBK Holdings, Inc., its general
                                                partner

                                                By: /s/ David Gray
                                                   ---------------------------
                                                   Name:  David Gray
                                                   Title: Vice President


                                           PBK HOLDINGS, INC.


                                           By: /s/ David Gray
                                              -------------------------------
                                              Name:  David Gray
                                              Title: Vice President


                                           PHILIP B. KORSANT

                                           /s/ Philip B. Korsant
                                           ---------------------------

                                   EXHIBIT A


The undersigned, Ziff Asset Management, L.P., a Delaware limited partnership, PBK Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: February 13, 2006

                                    ZIFF ASSET MANAGEMENT, L.P.

                                    By: PBK Holdings, Inc., its general partner

                                        By: /s/ David Gray
                                           ------------------------------------
                                           Name:  David Gray
                                           Title: Vice President


                                    PBK HOLDINGS, INC.


                                    By: /s/ David Gray
                                        ---------------------------------------
                                        Name:  David Gray
                                        Title: Vice President


                                    PHILIP B. KORSANT

                                    /s/ Philip B. Korsant
                                    -------------------------------------------